EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

						Six
						Months
						Ended
	Years Ended December 31,					June 30,
(dollars in thousands)	2011	2010	2009	2008	2007	2012

Net earnings	$4,473	$5,780	$4,599	$5,537	$8,776	$5,364
Income tax expense	564	968	125	449	2,279	2,034
Earnings before income tax expense	$5,037	$6,748	$4,724	$5,986	$11,055	$7,398

Fixed charges
Interest on short-term and other borrowings	$1,778	$1,927	$2,117	$2,175	$2,428	$859
Fixed charges excluding interest on deposits	1,778	1,927	2,117	2,175	2,428	859
Interest on deposits	4,024	5,468	8,103	13,910	18,106	2,159
Fixed charges including interest on deposits	5,802	7,395	10,220	16,085	20,534	3,018
Preferred stock dividends	1,802	1,198	1,175	-	-	780
Fixed charges including preferred stock dividends	$7,604	$8,593	$11,395	$16,085	$20,534	$3,798

Earnings for ratio computations
Excluding interest on deposits (1)	$6,815	$8,675	$6,841	$8,161	$13,483	$8,257
Including interest on deposits (2)	$10,839	$14,143	$14,944	$22,071	$31,589	$10,416

Ratio of earnings to fixed charges
Excluding interest on deposits (3)	3.83	4.50	3.23	3.75	5.55	9.61
Including interest on deposits (4)	1.87	1.91	1.46	1.37	1.54	3.45

Ratio of earnings to fixed charges and preferred dividends
Excluding interest on deposits (3)	1.90	2.78	2.08	3.75	5.55	5.04
Including interest on deposits (4)	1.43	1.65	1.31	1.37	1.54	2.74

(1) For purposes of calculating the ratios, earnings are the sum of earnings before income tax expense and fixed charges excluding interest on deposits.
(2) For the purposes of calculating the ratios, earnings are the sum of earnings before income tax expense and fixed charges including interest on deposits.
(3) For purposes of calculating the ratio of earnings to fixed charges, fixed charges are equal to fixed charges excluding interest on deposits.
(4) For purposes of calculating the ratio of earnings to fixed charges, fixed charges are equal to fixed charges including interest on deposits.